                                                      FILE NUMBER 333-__________


   As filed with the Securities and Exchange Commission on November 30, 1998
                       SECURITIES AND EXCHANGE COMMISSION


                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                           GOTHIC ENERGY CORPORATION
            (Exact Name of Registrant as specified in its Charter)

            OKLAHOMA                                        22-2663839
 (State or other jurisdiction of                           (IRS Employer
  incorporation or organization)                       Identification Number)


          5727 SOUTH LEWIS AVENUE, SUITE 700, TULSA, OKLAHOMA  74105
                                (918) 749-5666

   (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                           MICHAEL PAULK, PRESIDENT
          5727 SOUTH LEWIS AVENUE, SUITE 700, TULSA, OKLAHOMA  74105
                                (918) 749-5666
 (Name, address, including zip code, and telephone number, including area code, of Agent for service)


                                With a Copy to:
                          WILLIAM S. CLARKE, ESQUIRE
      457 NORTH HARRISON STREET, SUITE 103, PRINCETON, NEW JERSEY  08540
                                (609) 921-3663


          Approximate date of commencement of proposed sale to public:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

  TITLE OF EACH CLASS OF                   PROPOSED MAXIMUM  PROPOSED MAXIMUM
     SECURITIES TO BE        AMOUNT TO BE   OFFERING PRICE      AGGREGATE         AMOUNT OF
        REGISTERED            REGISTERED       PER UNIT       OFFERING PRICE   REGISTRATION FEE
-----------------------------------------------------------------------------------------------
Common Stock,
   $.01 par value (1)        1,737,452         $2.59 (2)        $4,500,000       $1,251.00 (2)
-----------------------------------------------------------------------------------------------
                                                                  TOTAL            $1,251.00
-----------------------------------------------------------------------------------------------

_______________________________
(1)  Shares of Common Stock issuable on exercise of Common Stock Purchase
     Warrants.
(2) The Registration Fee has been calculated pursuant to Rule 457(g) based on the exercise price of the warrants of $2.59 per share, reflecting anti-dilution adjustments.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                 Subject to Completion, dated November 30, 1998

PROSPECTUS

                           Gothic Energy Corporation

     Gothic Energy Corporation acquires, develops, exploits, explores for and produces natural gas and oil. We further describe these activities beginning on page 6 and certain of the risks relating to an investment in our shares of common stock beginning on page 11.

     This Prospectus relates to the resale by Amoco Corporation of up to 1,737,452 shares of our common stock issuable on exercise of warrants to purchase shares of our common stock held by Amoco Corporation. The warrants are exercisable at $2.59 per share. The exercise price for the warrants is payable either in cash or by surrender of shares of common stock having a current market value equal to the exercise price. The warrants expire on November 24, 2002.

     Our common stock is traded on the Nasdaq SmallCap Market with a trading symbol of "GOTH." On November 19, 1998, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $0.375. We have provided the high and low bid prices for our common stock by calendar quarter commencing January 1, 1996 on page 20.

     The shares of common stock may be sold by Amoco Corporation from time to time by or for its account through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, including pledgees, at market prices prevailing at the time of sale or at otherwise negotiated prices. We will receive no portion of the proceeds from the sale of the shares and will bear certain expenses related to the preparation of this Prospectus. We have provided more information on Amoco Corporation as a selling securityholder on page 23 and the manner in which it may sell its shares of common stock on page 24.



     WE ASK THAT YOU CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            November [_____], 1998

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT AND INCORPORATED BY REFERENCE TO THE DOCUMENTS LISTED ON PAGES 4 AND 5. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. YOU SHOULD NOT ASSUME THAT BY DELIVERING THIS PROSPECTUS TO YOU OR BY YOU PURCHASING ANY OF THE SHARES OF COMMON STOCK THAT THERE HAS BEEN NO CHANGE IN THE FACTS CONTAINED IN THIS PROSPECTUS OR OUR AFFAIRS SINCE THE DATE ON THE COVER OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               TABLE OF CONTENTS

Table of Contents.........................................................   3

Where You Can Find More Information.......................................   4

About Gothic Energy Corporation...........................................   6

Our Business Strategy.....................................................   7

Some of Our Recent Developments...........................................   8

Risk Factors..............................................................  11

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the
     Private Securities Litigation Reform Act of 1995.....................  18

Capitalization............................................................  19

Price Range of Common Sock; Dividends Policy..............................  20

Use of Proceeds...........................................................  21

Selling Securityholder....................................................  22

Plan of Distribution......................................................  23

Description of Capital Stock..............................................  24

Legal Matters.............................................................  24

Independent Public Accountants............................................  25

Glossary..................................................................  26

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and its rules and regulations. This means that we file reports, proxy and information statements and other information with the Securities and Exchange Commission. The reports, proxy and information statements and other information that we file can be read and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, Northwest, Washington, DC 20549; and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, Northwest, Washington, DC 20549. The Commission maintains a Web site that contains the reports, proxy and information statements and other information that we file electronically with the Commission and the address of that Web site is http://www.sec.gov. Our common stock is traded on the Nasdaq SmallCap Market ("Nasdaq"). Information filed by us with Nasdaq may be inspected at the offices of Nasdaq at 1735 "K" Street, Northwest, Washington, DC 20006.

     This Prospectus is part of a registration statement we filed with the Commission. You should rely only on the information or representations provided in this Prospectus and incorporated by reference. We have authorized no one to provide you with any information other than that provided in this Prospectus.
We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of the document

     The Commission allows us to "incorporate by reference" into this Prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the Commission will automatically update and supersede the information in this Prospectus. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

          (a) Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997;

          (b) Our Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

          (c) Our Current Reports on Form 8-K dated May 16, 1996, Form 8-K/A filed July 30, 1996, Form 8-K dated December 27, 1996, Form 8-K dated February 18, 1997, Form 8-K/A filed June 6, 1997, Form 8-K dated April 16, 1997, Form 8-K dated June 30, 1997, Form 8-K dated September 9, 1997 and Form 8-K/A filed on October 3, 1997, Form 8-K dated November 25, 1997, Form 8-K dated January 23, 1998, Form 8-K/A filed January 30, 1998, Form 8-K/A filed February 6, 1998, Form 8-K/A filed February 25, 1998, Form 8-K/A filed April 8, 1998, Form 8-K dated March 31, 1998, and Form 8-K dated April 27, 1998.

     You may obtain a free copy of these filings by writing or telephoning our Investor Relations Department at the following address:


                           Gothic Energy Corporation
                      5727 South Lewis Avenue - Suite 700
                            Tulsa, Oklahoma  74105
                                (918) 749-5666

     Unless otherwise indicated, all financial and quantitative information provided in this Prospectus on a "pro forma basis" give effect, on the date and for the periods indicated, to certain acquisitions we effected during 1997, the Amoco Acquisition (as we have defined it in this Prospectus) effective in January 1998 and related financings, the completion of the Recapitalization (as we have defined it in this Prospectus) in April 1998 and the application of the estimated net proceeds therefrom. We believe that certain terms relating to the natural gas and oil business used in this Prospectus may be understood only by persons who are industry experts. Therefore, to aid other readers, we have defined these terms in the "Glossary" beginning on page 27.


                        ABOUT GOTHIC ENERGY CORPORATION

     We are an independent energy company primarily engaged, through our wholly owned subsidiary, Gothic Production Corporation, in the acquisition, development, exploitation, exploration and production of natural gas and oil. We commenced natural gas and oil operations in 1994 with a business strategy emphasizing acquisitions of long-lived, proved producing natural gas properties with significant development and exploitation potential. As a result of this strategy, we have grown primarily through 14 acquisitions of producing natural gas and oil properties (including the Amoco Acquisition we describe below) for total consideration of $337.8 million. Reflecting this successful growth, we are currently pursuing a business strategy emphasizing the development and exploitation of its existing asset base, maintenance of low cost operations and selective strategic acquisitions. As of September 30, 1998, we had proved reserves of 328.4 Bcfe, of which approximately 94% were natural gas, with a PV-10 of approximately $241.2 million. These reserves, of which 83% were classified as proved developed, had an estimated Reserve Life of approximately 11.2 years.

     Our natural gas and oil reserves and acreage are principally located in the Anadarko, Arkoma and Permian/Delaware basins, which are historically prolific basins with multiple producing horizons and long-lived reserves. These basins generally provide significant development and exploitation potential through low-risk infill drilling and the implementation of new workover, drilling and recompletion technologies. We have initiated a comprehensive development and exploitation program designed to increase our natural gas and oil reserves, production, earnings, cash flow and net asset value by enhancing proved producing reserves and converting proved undeveloped reserves to proved producing reserves. In addition, we entered into a participation agreement involving the drilling of substantially all of our undeveloped acreage with Chesapeake Energy Corporation ("Chesapeake") which will support our comprehensive development and exploitation program. During the fifteen months ended September 30, 1998, since the inception of this program and entering into the agreement with Chesapeake, we have drilled 24 wells, 23 of which have been completed and are producing, and, at September 30, 1998, we had an additional 11 wells in various stages of completion. We have not engaged in any material exploration activities, but intend to devote a limited amount of capital in the future to pursue "controlled-risk" exploration opportunities.

     At September 30, 1998, we held an interest in approximately 620,000 gross acres (310,000 net acres) and had an interest in 1,254 gross wells (559 net wells). We serve as operator of approximately 635 of the wells in which it has an interest. Operated wells account for approximately 70% of the PV-10 of our proved reserves as of September 30, 1998.

                             OUR BUSINESS STRATEGY

     Our business objective is to increase our reserves, production, earnings, cash flow and net asset value through a growth strategy that includes:

          . developing, exploiting and exploring our natural gas and oil properties,
          . maintaining a low operating cost structure, and . acquiring strategic natural gas and oil properties in a disciplined manner.


WE FURTHER DESCRIBE THIS STRATEGY AS FOLLOWS:

     Development, Exploitation and Exploration. We seek to maximize the value of our natural gas and oil properties through development drilling, workovers, recompletions, reductions in operating costs and enhanced operating efficiencies. Our core areas are characterized by properties with multiple pay zones that allow for integrated analysis of stratigraphic, seismic and well control data to identify development and exploitation opportunities. Through such analysis, we have, as of September 30, 1998, identified 224 development and exploitation projects within our properties, of which 104 have been assigned proved undeveloped reserves. Our development drilling program includes plans to spend approximately $6.0 to $8.0 million to drill approximately 10 to 15 additional wells during the remainder of 1998 and to spend approximately $25.0 million to drill approximately 35 to 45 wells, many of which are infill development wells or proved undeveloped locations, in 1999. We also continually evaluate and pursue exploitation opportunities, including workover and recompletion projects. We intend to devote a limited amount of capital in the future to pursue "controlled-risk" exploration opportunities by drilling on undeveloped acreage in areas in close proximity to producing properties. We believe geological and geophysical data, including 3-D and 2-D seismic surveys acquired in the Amoco Acquisition, will enable us to reduce costs and risks associated with drilling activities throughout its core areas.

     Maintain Low Cost Operations. We are able to directly control operating and drilling costs as the operator of wells comprising approximately 70% of the PV-10 of our proved reserves as of September 30, 1998. In addition, we have been able to reduce per unit operating costs by eliminating unnecessary field and corporate overhead costs and by divesting marginal and non-strategic properties with limited development potential. Our lease operating expenses have decreased 69%, from $1.29 per Mcfe of production in 1995 to $0.40 per Mcfe for the nine months ended September 30, 1998. Further, our general and administrative expenses per Mcfe of production have decreased 90%, from $1.15 per Mcfe to$0.12 per Mcfe over the same period. We intend to further improve our efficiency of and reduce the operating costs associated with well operations through the use of advanced wireless technology we licensed as part of the Amoco Acquisition. This technology enables us to remotely monitor well operations, thereby reducing the need for on-site monitoring personnel. We intend to deploy this technology throughout many of our producing properties in the Anadarko and Arkoma basins.

     Strategic Acquistions. We intend to pursue additional strategically attractive acquisitions to the extent our capital structure allows. With the completion of the Amoco Acquisition, however, we have reduced the emphasis on acquisitions in our current business strategy. We have increased our reserves through acquisitions, having added 424.9 Bcfe through 14 acquisitions, since November 1994, at a total acquisition cost of $337.8 million, or an average cost of $0.80 per Mcfe. We utilize a disciplined acquisition strategy, focusing our acquisition efforts on producing natural gas properties within our core areas with:

     . relatively long-lived natural gas production, . quantifiable development and exploitation potential, . low risk exploration potential,
     . historically low operating expenses or the potential to reduce operating expenses,
     . close proximity to our existing production or in areas where we have the ability to develop operating economies of scale and . geological, geophysical and other technical and operating characteristics with which our management has expertise.

     We apply strict economic and reserve risk criteria in evaluating acquisitions of natural gas and oil properties and companies.



                        SOME OF OUR RECENT DEVELOPMENTS

OUR RECAPITALIZATION.

     On April 27, 1998, we completed a series of transactions intended to recapitalize us through the following:

     . the creation of Gothic Production Corporation and transfer of all of our natural gas and oil assets to our wholly owned subsidiary (we refer to Gothic Production Corporation as "GPC" when we want to distinguish it from the parent corporation),
     . the issuance of shares of our Series B Preferred Stock, . the sale of certain of our assets for $20.0 million, subject to closing adjustments,
     . the execution of a participation agreement granting a 50% interest in substantially all of our undeveloped acreage, . the issuance by GPC of its Senior Secured Notes due 2005, . the issuance of our 14-1/8% Discount Notes due 2006, and . the repayment and/or refinancing of substantially all of our then existing debt and preferred securities (we refer to all these transactions in this Prospectus as the "Recapitalization").

     Certain transactions undertaken in the Recapitalization are described in greater detail below:

     Corporate Restructuring. GPC was organized as our wholly owned subsidiary. At the closing of the Recapitalization, we transferred to GPC our ownership of all our natural gas and oil properties. We hold all of the outstanding capital stock of GPC which is pledged to secure our obligations under our Discount Notes. The natural gas and oil assets owned by GPC secure its obligations under a credit facility with Bank One, Texas, N.A. as well as its Senior Secured Notes.

     The Chesapeake Transaction. On April 27, 1998, we completed several agreements with Chesapeake Energy Corporation pursuant to which we:

     . sold a 50% interest in substantially all of our undeveloped acreage, . sold for $20.0 million, subject to closing adjustments, a 50%
       interest in our natural gas and oil properties in the Arkoma basin, and
     . sold 50,000 shares of Series B Preferred Stock, having a liquidation value of $50.0 million, and ten-year warrants to purchase, at an exercise price of $0.01 per share, 2,439,246 shares of our common stock.

     In addition to providing us with additional capital to facilitate the completion of the Recapitalization, the transaction with Chesapeake was intended to provide technical expertise, a historic drilling track record and the financial resources to implement our comprehensive development and exploitation program in the Mid-Continent region.

     Financing Transactions. The following financing transactions were completed as part of the Recapitalization:

14-1/8% Senior Secured
Discount Notes..................    We sold approximately $60.2 million
                                    initial principal amount ($104.0 million principal amount at maturity) of our Discount Notes secured by the outstanding capital stock of GPC we hold, together with warrants to purchase an aggregate of 825,000 shares of our common stock..

11-1/8% Senior Secured Notes....    GPC sold $235.0 million principal amount of
                                    its Senior Secured Notes.

Series B Preferred Stock
and Warrants....................    We sold 50,000 shares of Series B
                                    Preferred Stock, having a liquidation
                                    preference of $50.0 million, and ten-year common stock purchase warrants exercisable at $0.01 per share to purchase 2,439,246 shares of common stock.

Arkoma Property Sales...........    We sold for $20.0 million, subject to
                                    closing adjustments, a 50% interest in our natural gas and oil properties in the Arkoma basin.

Credit Facility................     GPC entered into a credit facility with Bank
                                    One, Texas, N.A. which provides, among other things, for an initial borrowing availability to GPC of approximately $25.0 million. There were no borrowings outstanding under this credit facility as of September 30, 1998.

     Repayments and Redemptions. The net proceeds of approximately $350.5 million from the Recapitalization described above were applied to repay or redeem the following:


12 1/4% Senior Notes............    These notes, outstanding in the principal
                                    amount of approximately $99.3 million, were redeemed for approximately $102.3 million, inclusive of a 1% redemption premium and accrued interest.

Series A Preferred Stock........    These shares were redeemed for $38.7
                                    million, inclusive of a 1% redemption
                                    premium and payment-in-kind dividends
                                    through the redemption date.

Former Bank Credit Facility.....    We repaid an aggregate of $206.4 million of
                                    bank indebtedness.


OUR ACQUISITION OF NATURAL GAS AND OIL PROPERTIES FROM AMOCO CORPORATION

     On January 23, 1998, we purchased from Amoco Production Company, a subsidiary of Amoco Corporation, natural gas producing properties located in the Anadarko and Arkoma basins of Oklahoma. The consideration we paid consisted of $237.5 million in cash, subject to certain post-closing adjustments, warrants to purchase 1.5 million shares of our common stock exercisable at $3.00 per share (before reflecting subsequent anti-dilution adjustments), and the transfer of certain producing properties we owned having a value of approximately $1.8 million. The purchase had an effective date of December 1, 1997. The Amoco Acquisition involved interests in 821 gross wells, operation of 291 of the properties and approximately 240.0 Bcfe of proved reserves with a PV-10 of approximately $230.1 million as of December 31, 1997. Of the proved reserves we acquired, 96% were natural gas and 71% were producing with net daily production of approximately 60 Mmcfe. The cash portion of the consideration for the Amoco Acquisition was financed with approximately $216.4 million of borrowings under our former credit facility, including $156.4 million borrowed under a three-year revolving loan and $60.0 million borrowed under a six-month bridge loan. In addition, we issued 37,000 shares of Series A Preferred Stock with an aggregate liquidation preference of $37.0 million both to pay a portion of the cash consideration for the Amoco Acquisition and to pay related fees and expenses. The shares issuable on exercise of the warrants issued in the Amoco Transaction, after reflecting anti-dilution adjustments, are the subject of this Prospectus.

                                  RISK FACTORS

     You should consider, in addition to the other information in this Prospectus and incorporated by reference, the following risk factors to when deciding whether to make an investment in our common stock.


RISKS WE FACE IN OUR BUSINESS

SUBSTANTIAL INDEBTEDNESS

     At September 30, 1998, we had $298.9 million of long-term indebtedness as compared to a negative stockholders' equity of $36.1 million. This level of indebtedness may pose substantial risks to us and the holders of our securities. These risks would include the possibility that we may not generate sufficient cash flow to pay the principal of and interest on our indebtedness and the risk of default thereunder. Our historical earnings were insufficient to cover our fixed charges, including preferred dividends, by $5.7 million and $3.9 million for the years ended December 31, 1996 and 1997, respectively, and by $59.0 million for the nine months ended September 30, 1998. On a pro forma basis, our earnings were insufficient to cover fixed charges by $19.4 million for the year ended December 31, 1997. If we are unsuccessful in increasing our proved reserves or realizing production from our proved undeveloped reserves, our future net revenue from existing proved reserves may not be sufficient to pay the principal of and interest on our indebtedness in accordance with their terms. Our levels of indebtedness may also adversely affect our ability to incur additional indebtedness and finance our future operations and capital needs, and may limit our ability to pursue other business opportunities. The agreements under which our indebtedness is outstanding contain financial and other restrictive covenants which could limit our operating and financial flexibility and, if violated, would result in an event of default which could preclude our access to credit under our bank credit facility or otherwise have a material adverse effect on us. A default under the credit facility could lead to a foreclosure against the assets that collateralize such indebtedness. In addition, the terms of our indebtedness contain provisions whereby a default under one loan agreement may also constitute a default under other indebtedness. If we should default under the terms of one loan agreement such default could also constitute an event of default under other indebtedness which could result in all of such indebtedness becoming immediately due and payable. There are currently no defaults under any of our outstanding indebtedness.


VOLATILITY OF NATURAL GAS AND OIL PRICES; FULL COST WRITE DOWN

     Our revenues, profitability, cash flow, ability to service debt and future growth will be substantially dependent on prevailing prices for natural gas and oil. The amounts of and prices obtainable for our natural gas and oil production will be affected by market factors beyond our control. These include the extent of domestic production, the level of imports of foreign natural gas and oil, the general level of market demand on a regional, national and worldwide basis, domestic and foreign economic conditions that determine levels of industrial production, political events in foreign oil producing regions, and variations in governmental regulations and tax laws or the imposition of new governmental requirements upon the natural gas and oil industry, among other factors. Prices for natural gas and oil are subject to worldwide fluctuation in response to relatively minor changes in supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond our control. Any significant decline in natural gas and oil prices would have a material adverse effect on us, including our inability to fund planned operations and capital expenditures, write downs of the carrying value of its natural gas and oil properties, and our inability to meet debt service requirements resulting in defaults under bank loans and other indebtedness. In addition, the marketability of our natural gas and oil production will depend in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities.

     On September 30, 1998, the prices of natural gas and oil we received and upon which our reserves were determined had decreased to $1.95 per mcf and $13.55 per barrel, resulting in a full cost ceiling write-down of $34.0 million for the period ended September 30, 1998. Subsequent to September 30, 1998 the natural gas industry experienced a further decline in natural gas prices. At October 30, 1998 the natural gas price we received fell to approximately $1.65 per Mcf. Had the October 30, 1998 prices been used in the evaluation, the decline in natural gas prices would have resulted in an additional provision to reduce our natural gas and oil properties by approximately $40.0 million. Based on rules promulgated by the Commission, we evaluate any impairment of our natural gas and oil properties, based on prevailing prices as of the end of each quarter, and accordingly, the actual amount of additional impairment if any, will not be determinable until the end of the fourth quarter.


RESTRICTIONS IMPOSED BY LENDERS

     The instruments governing our indebtedness impose significant operating and financial restrictions on us. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, our ability to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. These restrictions could also limit our ability to effect future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. Our failure to comply with these restrictions could lead to a default under the terms of such indebtedness. In the event of default, the holders of such indebtedness could elect to declare all of those funds borrowed to be due and payable together with accrued and unpaid interest. In such event, there can be no assurance that we would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. If GPC were unable to repay all amounts declared due and payable under the credit facility or its Senior Secured Notes, the lenders thereunder could proceed against the collateral granted to satisfy the indebtedness and other obligations due and payable. If the bank credit facility indebtedness or the Senior Secured Notes of GPC were to be accelerated, there can be no assurance that the assets of GPC would be sufficient to repay in full such indebtedness and our other indebtedness. Even if additional financing could be obtained, there can be no assurance that it would be on terms that are favorable or acceptable to us. In addition, the obligations under the bank credit facility and GPC's Senior Secured Notes are secured by substantially all of the assets of GPC. The pledge of such collateral to existing lenders could impair our ability to obtain favorable financing from other sources.


ABILITY TO MANAGE GROWTH

     Although individual members of our management have significant experience in the natural gas and oil industry, we have been engaged in the natural gas and oil business for less than four years and have a limited operating history upon which investors may base their evaluation of our performance. As a result of our brief operating history and rapid growth, our operating results from historical periods are not readily comparable and, as a consequence of the Amoco Acquisition, are not expected to be indicative of future results. There can be no assurance that we will continue to experience growth in, or maintain our current level of, revenues, natural gas and oil reserves or production. Our natural gas and oil operations to date have focused on the acquisition of producing natural gas and oil properties. Our business plan and reserve reports include the drilling of approximately 35 to 45 development wells during 1999.

     The Amoco Acquisition and any future growth of our natural gas and oil reserves, production and operations will place significant demands on our operational, administrative and financial resources, and the increased scope of operations will present challenges to us due to increased management time and resources required. Our future performance and profitability will depend in part on our ability to successfully integrate the operational, financial and administrative functions of acquired properties into our operations, to hire additional personnel and to implement necessary enhancements to our management systems to respond to changes in our business. There can be no assurance that we will be successful in these efforts. Our inability to integrate acquired properties, to hire additional personnel or to enhance our management systems could have a material adverse effect on our results of operations.


LIMITATION ON THE PAYMENT OF FUNDS TO US BY GPC

     Our cash flow, and consequently our ability to pay dividends and to service our debt, is dependent upon the cash flows of GPC and the payment of funds by GPC to us, as its parent corporation, in the form of loans, dividends, or otherwise. The terms of our outstanding indebtedness impose, and agreements entered into in the future may impose, significant restrictions on the payment of dividends and the making of loans by GPC to us. Under the terms of our outstanding indebtedness, subject to certain restrictions, GPC is permitted to pay dividends to us equal to the semi-annual interest payments due on our Discount Notes; provided that upon a notice of default or event of default under the terms of our outstanding indebtedness, GPC will be prohibited from paying such dividends until the date such default or event of default is cured or waived. Accordingly, in such an event, repayment of the Discount Notes may depend upon our ability to effect an offering of capital stock or to refinance the Discount Notes. A default under the Discount Notes or any other outstanding indebtedness would have a material adverse effect on holders of our common stock.


RISK OF HEDGING ACTIVITIES

     In an attempt to reduce our sensitivity to energy price volatility, we use swap arrangements that generally result in a fixed price for sales of its natural gas and oil production over periods of up to 12 months. If our reserves are not produced at rates equivalent to the hedged position, we would be required to satisfy our obligations under hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of our own production. Hedging contracts limit the benefits we will realize if actual prices rise above the contract prices. In addition, hedging contracts are subject to the risk that the other party may prove unable or unwilling to perform its obligations under such contracts. Any significant non-performance could have a material adverse financial effect on us. These arrangements provide for us to exchange a floating market price for a fixed contract price. Payments are made by us when the floating price exceeds the fixed price for a contract month and payments are received when the fixed price exceeds the floating price. Settlements on these swaps are based on the difference between the approximate average closing NYMEX price for a contract month and the fixed contract price for the same month.

     We were required under the terms of our credit facility in effect prior to the Recapitalization to enter into hedging agreements covering a portion of our natural gas production. Because of this hedging activity, our financial risk resulting from possible declines in the price of natural gas was reduced; however, our ability to benefit from increases in the price of natural gas was limited. While we are no longer required under the terms of our bank loan agreement to maintain any minimum amounts of hedging agreements, we expect we will continue to enter into such agreements in the future. Any reduction in our hedging activity will subject us to more significant fluctuations in production revenues resulting from price volatility.

     During 1998, we had swap agreements relating to the sale of 5,000 Mcf per day at a price of $2.55 per Mcf and 15,000 Mcf per day at a price of $2.45 per Mcf during the period January 1, 1998 through March 31, 1998. In February 1998, we entered into swap agreements relating to the sale of 62,000 Mcf per day during the period

April 1, 1998 through October 31,1998 at an average price of $2.09 per Mcf. Swap agreements relating to 7,000 Mcf per day were effectively cancelled in June 1998 when we entered into opposing contracts with respect to the 7,000 Mcf per day. Of the remaining 55,000 Mcf per day, 25,000 Mcf per day is subject to a "call spread" agreement which provides that we will receive additional payments if the actual sales price of natural gas is between $2.30 and $2.70 per Mcf during the period. The swap agreements for the period April through October 1998 covered approximately 80% of Gothic's current natural gas production. In addition, we have entered into a swap agreement relating to the sale of 60,000 Mcf per day at a "floor" price of $2.10 per Mcf during the period November 1998 through March 1999, and we have entered into a swap agreement for the month of December 1998 relating to the sale of 40,000 MMBTU per day at a price of $2.345 per MMBTU.


NEED TO REPLACE OUR RESERVES

     Our success is substantially dependent on our ability to replace and expand our natural gas and oil reserves through the acquisition of producing properties and the exploitation and development of our properties. These activities involve substantial risk. Without successful acquisition or drilling ventures, we will be unable to replace the reserves being depleted by production, and our assets and revenues, including the reserves, will decline. Our strategy includes increasing our reserve base through continued exploitation of our existing properties, exploration of new and existing properties and acquisitions of producing properties. There can be no assurance that our acquisition and development activities will result in the replacement of, or additions to, our reserves. Similarly, there can be no assurance that we will have sufficient capital to engage in our acquisition or development activities. Successful acquisition of producing properties generally requires accurate assessments of recoverable reserves, future natural gas and oil prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact, and as estimates their accuracy is inherently uncertain.


ACQUISITION RISKS

     Our rapid growth since we commenced natural gas and oil operations has been largely the result of acquisitions of producing properties. We expect to continue to evaluate and pursue acquisition opportunities available on terms our management considers favorable. The successful acquisition of producing properties requires an assessment of recoverable reserves, future natural gas and oil prices, operating costs, potential environmental and other liabilities and other factors beyond our control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment, we perform a review of the subject properties we believe to be generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. We generally assume pre-closing liabilities, including environmental liabilities, and generally acquire interests in the properties on an "as is" basis. With respect to our acquisitions to date, we have no material commitments for capital expenditures to comply with existing environmental requirements. There can be no assurance that our acquisitions will be successful. Any unsuccessful acquisition could have a material adverse effect on us.


DRILLING AND OPERATING RISKS

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells we drill will be productive or that we will recover all or any portion of our investment. Drilling for natural gas and oil may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control. These include economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages or delays of equipment and services. Our future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on our future results of operations or financial condition.

     In addition to the substantial risk that wells drilled will not be productive, hazards such as unusual or unexpected geologic formations, pressures, downhole fires, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of natural gas, oil or well fluids, pollution and other physical and environmental risks are inherent in natural gas and oil exploration and production. These hazards could result in substantial losses to us due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. As a protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, as is common in the natural gas and oil industry. We do not fully insure against all risks associated with our business either because such insurance is not available or because the cost thereof is considered prohibitive. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our financial condition and results of operations.


UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES; SIGNIFICANT UNDEVELOPED RESERVES

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control. Information as to our reserves represents estimates based on reports prepared by our independent petroleum engineers, as well as internally generated reports. Petroleum engineering is not an exact science. Information relating to proved natural gas and oil reserves is based upon engineering estimates derived after analysis of information we furnished or the operator of the property furnished. Estimates of economically recoverable natural gas and oil reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions. These include historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future natural gas and oil prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs. All of these may in fact vary considerably from actual results. Natural gas and oil prices, which fluctuate over time, may also affect proved reserve estimates. For these reasons, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected from the properties which are prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material. Approximately 17% of our estimated PV-10 of proved reserves as of September 30, 1998 are classified as undeveloped. Either changes in estimates of proved undeveloped reserves or the inability to fund development could result in substantially reduced reserves. In addition, the timing of receipt of estimated future net revenues from proved undeveloped reserves will be dependent upon the timing and implementation of drilling and development activities estimated by us for purposes of the reserve report.


FUTURE CAPITAL REQUIREMENTS

     We have made, and will continue to make, substantial capital expenditures for the acquisition, development and production of natural gas and oil reserves, particularly since a portion of our proved reserves consists of proved undeveloped reserves which require significant capital expenditures to develop. We have budgeted capital expenditures of approximately $25.0 million for the year ending December 31, 1999. We are not contractually committed to expend these funds. We currently expect that available cash, cash flows from operations, proceeds from the private or public sale of debt or equity securities, borrowings under the bank credit facility, and sales of certain natural gas and oil properties will be sufficient to fund our debt service requirements and planned capital expenditures for our existing properties through 1999. However, we may need to raise additional capital to fund acquisitions and the development of properties acquired, which capital may not be available to us.

     Under the terms of our transaction with Chesapeake Energy Corporation entered into in April 1998, both Chesapeake and we are permitted to designate acreage for development drilling by giving written notice to the other party. In order for us to participate in any drilling proposals submitted by Chesapeake in the acreage which is the subject of our participation agreement, we will need to have available sufficient funds or borrowing availability to participate in the proposed drilling activity. Certain terms of the participation agreement limit the number of wells to be proposed by either party to the amount that would require capital expenditures by us of $15.0 million in 1998 and $25.0 million in 1999. In the event we should not have funds available at the time, our interest in the well could be forfeited.

     We may seek additional capital, if required, from traditional reserve base borrowing, equity and debt offerings or joint ventures to further develop and exploit our properties and to acquire additional properties, subject to the limitations contained in the terms of our outstanding indebtedness. Our ability to access additional capital will depend on our continued success in developing our natural gas and oil reserves and the status of the capital markets at the time such capital is required. Accordingly, there can be no assurance that capital will be available to us from any source or that, if available, it will be at prices or on terms acceptable to us. Should we be unable to access the capital markets or should sufficient capital not be available, the development and exploitation of our properties could be delayed or reduced and, accordingly, natural gas and oil revenues and operating results may be adversely affected.


RISKS WE OTHERWISE FACE

POSSIBLE DELISTING OF COMMON STOCK FROM THE NASDAQ SMALLCAP MARKET

     In order for our common stock to continue to be traded on the Nasdaq Small Cap Market, we must continue to meet the listing requirements of the Nasdaq SmallCap Market and maintain certain minimum financial and corporate governance requirements. Continued inclusion on the SmallCap Market generally requires that
(i) we maintain (A) at least $2.0 million in net tangible assets ("net tangible assets" equals total assets less total liabilities and goodwill) or (B) a $35.0 million market capitalization or (C) generate net income of at least $500,000 in two of the three prior years; (ii) there be at least 500,000 shares in the public float valued at $1.0 million or more; (iii) the minimum bid price of the common stock be $1.00 per share; (iv) the common stock have at least two active market makers; (v) the common stock be held by at least 300 holders; and (vi) we have at last two independent directors.

     As of September 30, 1998, our common stock had traded at a price below $1.00 per share for the prior thirty (30) consecutive trade dates. Therefore, our shares of common stock are subject to delisting. We must demonstrate compliance with the minimum $1.00 bid price on or before December 11, 1998 and if we fail to do so, our shares will be delisted. In addition, our net tangible assets at September 30, 1998 were below $2.0 million which can be expected to result in a delisting of our common stock from the SmallCap Market. If our shares are delisted, trading, if any, in the common stock would thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Consequently, the liquidity of our securities could be impaired through a more limited market for our securities, possible delays in the timing of the transactions and lower prices for our securities than might otherwise be attained.


RELIANCE ON KEY PERSONNEL

     We are dependent upon the services of our Chief Executive Officer and President, Michael Paulk. The loss of his services could have a material adverse effect on us. We have entered into an employment agreement with Mr. Paulk, expiring on December 31, 1999. In addition, we have obtained a policy of life insurance on Mr. Paulk in the amount of $1.0 million, naming GPC as beneficiary.


GOVERNMENTAL REGULATION

     Our operations are affected by extensive regulation under various federal, state and local laws and regulations relating to the exploration for and development, production, gathering and marketing of natural gas and oil and the release of materials into the environment. In particular, our natural gas and oil exploration, development and production and our activities in connection with storage and transportation of liquid hydrocarbons are subject to stringent environmental regulation by governmental authorities. Such regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning natural gas and oil wells and other related facilities.

     Although we believe that our operations are in general compliance with all such laws and regulations, including applicable environmental laws and regulations, risks of substantial costs and liabilities are inherent in natural gas and oil operations. There can be no assurance that significant costs and liabilities will not be incurred in the future. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from our operations, could result in substantial costs and liabilities in the future.

     The discharge of natural gas, oil or other pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties, It may require us to incur substantial costs of remediation. Moreover, we have agreed to indemnify sellers of producing properties purchased by us, including Amoco Corporation, among others, against environmental claims associated with such properties. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect our results of operations and financial condition or that material indemnity claims will not arise against us with respect to properties we acquired.


COMPETITION

     The natural gas and oil industry is highly competitive. We compete with other companies in acquisitions and the development, production and marketing of natural gas and oil with major oil companies, other independent natural gas and oil concerns, and individual producers and operators. Many of these competitors have substantially greater financial and other resources than we have. Furthermore, the natural gas and oil industry competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers.

                   CAUTIONARY STATEMENT FOR PURPOSES OF THE
                          "SAFE HARBOR" PROVISIONS OF
             THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     With the exception of historical matters, the matters discussed in this Prospectus are "forward-looking statements" as defined under the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "forecasts," "will, "could," "may" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, but are not limited to, statements under the following headings:
"Business Strategy," "Risk Factors;" "- Ability to Manage Growth," "- Volatility of Oil and Natural Gas Prices and Markets," "- Risk of Hedging Activities," "- Replacement of Reserves," "Acquisition Risks," "- Uncertainty of Estimates of Reserves and Future Net Revenues; Significant Undeveloped Reserves" and "- Future Capital Requirements." Such forward-looking statements relate to our capital requirements, business strategy, ability to attain and maintain profitability and cash flow, dependence upon the acquisition of and ability to acquire additional oil and gas properties or entering into joint oil and gas well development arrangements, access to debt and equity capital and availability of joint venture development arrangements, estimates as to our needs for additional capital and the times at which such additional capital will be required, expectations as to the sources of this capital and funds, ability to successfully implement our business strategy, ability to identify and integrate successfully any additional producing oil and gas properties we acquire and whether such properties can be operated profitably, ability to maintain compliance with covenants of our various loan documents and other agreements pursuant to which securities have been issued, ability to borrow funds or maintain levels of borrowing availability under credit arrangements, statements about proved reserves or borrowing availability based on proved reserves and future net cash flows and the present value thereof and Supplementary Oil and Gas Information in Note 10 to Notes to Consolidated Financial Statements. We caution readers that various risk factors referred to above and described in this Prospectus could cause our operating results to differ materially from those expressed in any forward-looking statements made by us and could adversely affect our ability to pursue our business strategy.

                                CAPITALIZATION

     The following table sets forth our cash and cash equivalents and our capitalization at September 30, 1998. The data should be read in conjunction with our historical financial statements incorporated herein by reference.


                                                        AS OF SEPTEMBER 30, 1998
                                                             (IN THOUSANDS)
                                                        ------------------------
Cash and cash equivalents                                       $  16,722
                                                        ========================

Total debt, including current portion
   Credit Facility                                              $       -
   11-1/8% Senior Secured Notes due 2005                          235,000
   14-1/8% Senior Secured Discount Notes due 2006                  63,943
                                                        ------------------------

   TOTAL DEBT                                                   $ 298,943


Stockholders' equity
   Series B preferred stock, par value $0.05,
     authorized 165,000 shares; 51,052 shares
     issued and outstanding                                        34,892
   Common Stock, $0.01 par value, 100,000,000
     shares authorized; 16,261,640 shares
     issued and outstanding                                           162
   Additional paid-in capital                                      42,997
   Accumulated deficit                                           (113,969)
   Note receivable                                                   (169)
                                                        ------------------------

   TOTAL STOCKHOLDERS' EQUITY                                     (36,087)
                                                        ------------------------

   TOTAL CAPITALIZATION                                         $ 262,856
                                                        ========================

                 PRICE RANGE OF COMMON STOCK; DIVIDEND POLICY

     Our Common Stock is quoted on the NASDAQ SmallCap Market under the symbol GOTH. The following table sets forth the high and low bid quotations on the NASDAQ SmallCap Market for our Common Stock by calendar quarter for the period January 1, 1996 through November 19, 1998. See "Risk Factors - Possible Delisting of Common Stock from the Nasdaq SmallCap Market."


                                                      BID
                                     ------------------------------------
         CALENDAR QUARTER                   HIGH                LOW
-------------------------------------------------------------------------
  1996
  First Quarter                             2-3/4              1-9/16
  Second Quarter                                3               2-1/4
  Third Quarter                             2-3/4                   2
  Fourth Quarter                          2-13/16               2-1/8

  1997
  First Quarter                                 3               2-3/8
  Second Quarter                            2-1/2               1-3/4
  Third Quarter                           2-11/16               1-7/8
  Fourth Quarter

  1998
  First Quarter                            3-1/16             1-13/16
  Second Quarter                            2-3/8              1-3/16
  Third Quarter                           1-19/32                9/16
  Fourth Quarter                            23/32                5/16
   (through November 19)

     The foregoing amounts, represent inter-dealer quotations without adjustment for retail markups, markdowns or commissions and do not represent the prices of actual transactions. On November 19, 1998, the closing bid quotations for our common stock, as reported on the NASDAQ SmallCap Market, was $0.375.

     As of September 30, 1998, we had approximately 125 shareholders of record and believe that we have in excess of 500 beneficial holders.

     We do not intend to pay any dividends on our common stock for the foreseeable future. Any determination as to the payment of dividends on the common stock in the future will be made by the Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects as well as restrictions in our current or future financing agreements and such other factors as the Board of Directors may deem relevant. Under the terms of our bank credit facility we are prohibited from paying cash dividends on our common stock and the terms of the Senior Secured Notes and the Discount Notes impose restrictions on our ability to pay cash dividends.

     We are an Oklahoma corporation incorporated on October 11, 1996. Our predecessor was incorporated on November 19, 1985 under the laws of the State of New Jersey and was thereafter reincorporated as a Delaware corporation on June 23, 1994. On October 22, 1996, we were reincorporated as an Oklahoma corporation by merger of the Delaware predecessor into the Oklahoma corporation. Our principal office is at 5727 South Lewis Avenue, Suite 700, Tulsa, Oklahoma 74105, and our telephone number is (918) 749-5666.


                                USE OF PROCEEDS

     This Prospectus relates solely to the securities being offered and sold for the account of Amoco Corporation. We will not receive any of the proceeds from the sale of the securities being offered, but will pay all expenses related to the registration of the securities. The proceeds, if any, received from the exercise of the warrants will be used for general corporate purposes. If all the warrants were exercised, we would receive proceeds of approximately $4,500,000. There can be no assurance that any of such warrants will be exercised.

                            SELLING SECURITYHOLDER

     The only selling securityholder of the Common Stock to which this Prospectus relates is Amoco Corporation. Because Amoco Corporation may sell all or a portion of the securities at any time and from time to time after the date hereof, no estimate can be made of the number of shares of common stock that Amoco Corporation may retain upon the completion of the sale of the securities pursuant to this Prospectus. The securities have been included in this Prospectus pursuant to contractual rights granted to Amoco Corporation to have its shares of common stock issuable on exercise of its warrants registered under the Securities Act, which contractual rights contain, mutual indemnification provisions.


                NAME OF RECORD HOLDER               SHARES OF COMMON STOCK
       ---------------------------------------    ---------------------------

                  Amoco Corporation                       1,737,452

                             PLAN OF DISTRIBUTION

     Amoco Corporation may sell or distribute some or all of the shares of Common Stock from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve block transactions) on the Nasdaq SmallCap Market, in the over-the-counter market or in privately negotiated transactions (including sales pursuant to pledges), or in a combination of such transactions. Such transactions may be effected by Amoco Corporation at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.
Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from Amoco Corporation (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved.

     Amoco Corporation and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither Gothic nor Amoco Corporation can presently estimate the amount of such compensation. Gothic knows of no existing arrangements between Amoco Corporation and any underwriter, broker, dealer or other agent relating to the sale or distribution of the shares.

     Under applicable rules and regulations currently in effect under the Exchange Act, any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the common stock, for a period of nine business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, Amoco Corporation will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M thereunder, which provisions may limit the timing of purchases and sales of any of the securities by Amoco Corporation. All of the foregoing may affect the marketability of the shares.

     Gothic will pay substantially all of the expenses incident to this offering of the other than commissions and discounts of underwriters, brokers, dealers or agents. Amoco Corporation may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

     Under its Certificate of Incorporation, the total number of shares of all classes of stock that we have authority to issue is 100,500,000 consisting of 500,000 shares of preferred stock, par value $.05 per share, and 100,000,000 shares of common stock, $.01 par value.


PREFERRED STOCK

     Up to 500,000 shares of preferred stock, par value $.05 per share, may be issued from time to time in one or more series. The Board of Directors, without further approval of the stockholders, is authorized to fix the rights and terms relating to dividends, conversion, voting, redemption, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of us. As of September 30, 1998, we have authorized the issuance of 165,000 shares of preferred stock as Series B Preferred Stock, of which 51,052 shares are issued and outstanding. We have no present plans to issue any additional shares of preferred stock.


COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of Directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of preferred stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series ("Preferred Stock Designation"), the holders of such shares exclusively possess all voting power. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all of our assets available for distribution to such holders. All shares of common stock outstanding are fully paid and non-assessable and the holders thereof have no preemptive rights.


                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by William S. Clarke, P.A., 457 North Harrison Street, Suite 103, Princeton, New Jersey 08540.

                        INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheet of Gothic as of December 31, 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 1997, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The historical schedule of gross revenues and direct lease operating expenses of the Comstock Properties for the year ended December 31, 1995, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The historical schedule of gross revenues and direct operating expenses of the Norse and Horizon Properties for the year ended December 31, 1996, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The historical schedule of gross revenues and direct lease operating expenses of the HS Properties for the years ended December 31, 1996 and 1995, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The historical schedule of gross revenues and direct lease operating expenses of the Amoco Properties for the years ended December 31, 1997 and 1996, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information as of and for the periods ended March 31, 1998, June 30, 1998 and September 30, 1998, incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in Gothic's quarterly reports on Form 10-QSB for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, and incorporated by reference herein, states that they did not audit and that they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                                   GLOSSARY

     We believe the following terms, which primarily relate to the natural gas and oil business, that are used in various places throughout this Prospectus may be unfamiliar to certain readers. Therefore, wherever used in this Prospectus, these terms have the following meanings:

     Bbl - One stock tank barrel, or 42 US gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bcf - One billion cubic feet.

     Bcfe - One billion cubic feet of natural gas equivalent.

     Behind Pipe - Hydrocarbons in a potentially producing horizon penetrated by a well bore the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the well bore. These hydrocarbons are classified as proved but non-producing reserves.

     Boe - Barrels of oil equivalent (converting six Mcf of natural gas to one Bbl of oil).

     Developed Acreage - Acres which are allocated or assignable to producing wells or wells capable of production.

     Development Well - A well drilled within the proved area of an oil and natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry Well - A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

     Exploratory Well - A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

     Gross Acres or Gross Wells - The total acres or wells, as the case may be, in which a working interest is owned.

     Infill Well - A well drilled between known producing wells to better exploit the reservoir

     Mbbl - One thousand Bbl.

     Mmbbl - One million Bbl.

     Mboe - One thousand barrels of oil equivalent.

     Mcf - One thousand cubic feet.

     Mcfe - One thousand cubic feet of natural gas equivalent, using the ratio of one Bbl of crude oil to six Mcf of natural gas.

     Mmcf - One million cubic feet.

     Mmcfe - One million cubic feet of natural gas equivalent.

     Net Acres or Net Wells - The sum of the fractional working interests owned in gross acres or gross wells.

     NYMEX- New York Mercantile Exchange.

     Oil and Natural Gas Lease - An instrument by which a mineral fee owner grants to a lessee the right for a specific period of time to explore for oil and natural gas underlying the lands covered by the lease and the right to produce any oil and natural gas so discovered generally for so long as there is production in economic quantities from such lands.

     Overriding Royalty Interest - A fractional undivided interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production, in addition to the usual royalty paid to the owner, free of costs of production.

     PDNP - Proved developed, non-producing or behind the pipe reserves.

     Productive Well - A well that is producing oil or natural gas or that is capable of production.

     Proved Developed Reserves - Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Reserves - The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved Undeveloped Reserves or PUD - Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.

     PV-10 - The discounted future net cash flows for proved oil and natural gas reserves computed on the same basis as the Standardized Measure, but without deducting income taxes, which is not in accordance with generally accepted accounting principles. PV-10 is an important financial measure for evaluating the relative significance of oil and natural gas properties and acquisitions, but should not be construed as an alternative to the SEC PV-10 (as determined in accordance with generally accepted accounting principles).

     Royalty Interest - An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

     Secondary Recovery - A method of oil and natural gas extraction in which energy sources extrinsic to the reservoir are utilized.

     SEC PV-10 - The estimated future net cash flows from proved oil and natural gas reserves computed using prices and costs. at the dates indicated, after income taxes and discounted at 10%.

     Undeveloped Acreage - Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

     Working Interest - The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration. development and operations and all risks in connection therewith

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the issuance and distribution of the securities to be registered are as follows:


          Securities and Exchange
             Commission Registration Fee    $ 1,251.00

          Blue Sky Fees and Expenses        $   500.00

          Printing                          $   500.00

          Legal fees of Counsel
             for the Registrant             $ 2,500.00

          Accounting Fees                   $ 3,500.00

          Miscellaneous                     $ 1,749.00
                                            ----------

               TOTAL                        $10,000.00
                                            ==========



ITEM 15:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1031 of the Oklahoma General Corporation Act and Article VI of the Registrant's By-Laws provide for indemnification of present and former officers, directors, employees and agents.


ITEM 16:  EXHIBITS

     The information required by this Item 16 is set forth in the Index to Exhibits accompanying this Registration Statement and is incorporated herein by reference.


                                  Part II - 1

ITEM 17:  UNDERTAKINGS

     (a)  The small business issuer will:

          1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

              (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

              (iii) Include any additional or changed material information on the plan of distribution.

          2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the provisions of the Oklahoma General Corporation Act, the Registrant's Articles of Incorporation, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference to this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The Registrant hereby undertakes to deliver, or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given the latest annual report to security holders that is incorporated by reference in the Prospectus and proxy or information statement furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.


                                  Part II - 2

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tulsa, State of Oklahoma, on the 30th day of November , 1998.



                           GOTHIC ENERGY CORPORATION



                      By:  /s/ Michael Paulk
                           -----------------------------------------------------
                           Michael Paulk, President and Chief Executive Officer


                                  Part II - 3

                           GOTHIC ENERGY CORPORATION

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each of the undersigned directors and officers of Gothic Energy Corporation, an Oklahoma corporation, which is filing a Registration Statement on Form S-3 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), hereby constitutes and appoints Michael
K. Paulk and Steven P. Ensz, and each of them, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for the person and in his name, place and stead, in any and all capacities, to sign such Registration Statement and any or all amendments, including post-effective amendments, to the Registration Statement, including a Prospectus or an amended Prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



  /s/ Michael Paulk              Director, President and Chief          November 27, 1998
------------------------------   Executive Officer
Michael Paulk                    (Principal Executive Officer)

  /s/ Steven P. Ensz             Vice-President - Finance, Chief        November 27, 1998
------------------------------   Financial Officer (Principal
Steven P. Ensz                   Accounting and Financial Officer)

  /s/ John J. Fleming            Director                               November 27, 1998
------------------------------
John J. Fleming

  /s/ Brian E. Bayley            Director                               November 27, 1998
------------------------------
Brian E. Bayley

                                  Part II - 4

                           GOTHIC ENERGY CORPORATION

                       REGISTRATION STATEMENT ON FORM S-3

                               INDEX TO EXHIBITS


   EXHIBIT NUMBER
--------------------
       3.1 Certificate of Incorporation of Gothic Energy Newco, Inc.("Gothic"), an Oklahoma corporation (filed as Exhibit
                       3.1 to the Registration Statement on Form S-4 filed October 14, 1997 (file number 333-37839)).

       3.2 Bylaws of Gothic (filed as Exhibit 3.2 to the Registration Statement on Form S-4 filed October 14, 1997 (file number 333-37839)).

       4.1 Common Stock Purchase Warrant dated December 30, 1997 issued to Amoco Corporation (filed as Exhibit 10.7 to the Current Report on Form 8-K/A filed February 25, 1998).

       5.1             Opinion of William S. Clarke, P.A.

       15.1 Letter from PricewaterhouseCoopers LLP Regarding Unaudited Interim Financial Statements.

       23.1            Consent of PricewaterhouseCoopers LLP

       23.2            Consent of William S. Clarke, P.A. (included in Exhibit
                       5.1).

       24.1 Power of Attorney (included on the signature pages of this Registration Statement).